Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Intercept Pharmaceuticals, Inc. (a development stage company), on Form S-1 (No. 333-xxxxxx) to be filed on or about October 10, 2012, of our report dated August 31, 2012, except for the last paragraph of Note 1 as to which the date is September 26, 2012, on our audit of the consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the period from September 4, 2002 (Inception) through December 31, 2007, which report appears in the Registration Statement on Form S-1 (No. 333-183706), as amended. We also consent to the incorporation by reference in this Registration Statement of the reference to our firm under the caption “Experts” in the Registration Statement on Form S-1 (No. 333-183706), as amended.

/s/ EisnerAmper LLP

New York, New York

October 10, 2012